Exhibit 12.1
NASH-FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	December	January	January	December	December
(In thousands, except ratios)	28, 2002	3, 2004	1, 2005	31, 2005	30, 2006
Fixed Charges:
Interest expense on indebtedness	$30,429	34,729	27,181	24,732	26,644

Rent expense (1/3 of total rent expense)	8,595	9,838	9,901	10,386	9,966

Total fixed charges	$39,024	44,567	37,082	35,118	36,610

Earnings:
Income before provision for income taxes	$50,132	51,933	19,199	66,866	(17,493)

Fixed charges	39,024	44,567	37,082	35,118	36,610

Total earnings	$89,156	96,500	56,281	101,984	19,117

Ratio	2.28x	2.17x	1.52x	2.90x	0.52x

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